FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(g) of The Securities Exchange Act of 1934


                            GOTHINK.COM, INCORPORATED

State of Incorporation:  Nevada             IRS Employer I.D. Number: 87-6121862
Authorized to do business in Texas


                                GoThink.Com, Inc.
                         6429 Richmond Avenue, Suite 610
                              Houston, Texas 77057

                                Executive Offices

                             Post Office Box 953754
                          Lake Mary, Florida 32795-3754

Securities to be registered:

         Common Stock                                         NASDAQ OTC:BB
                                                              Symbol: TNKC





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                                TABLE OF CONTENTS

Item 101          Description of Business
Item 102          Description of Property
Item 103          Legal Proceedings
Item 201          Market for Common Stock and Related Stock Matters
Item 202          Description of Securities
Item 303          Management's Discussion and Analysis or Plan of Operation
Item 304 Changes In and Disagreements With Accountants on Accounting and Financial Disclosure
Item 310          Financial Statements
Item 401          Directors, Executive Officers, Promoters and Control Persons
Item 402          Executive Compensation
Item 403          Security Ownership of Certain Beneficial Owners and Management
Item 404          Certain Relationships and Related Transactions
Item 405          Compliance with Section 16(a) of the Exchange Act
Item 501          Front of Registration Statement and Outside Front Cover of
                  Prospectus
Item 502          Inside Front and Outside Back Cover Pages of Prospectus
Item 503          Summary Information and Risk Factors
Item 504          Use of Proceeds
Item 505          Determination of Offering Price
Item 506          Dilution
Item 507          Selling Security Holders
Item 508          Plan of Distribution
Item 509          Interest of Named Experts and Counsel
Item 510 Disclosure of Commission Position on Indemnification for Securities Act Liabilities
Item 511          Other Expenses of Issuance and Distribution
Item 512          Undertakings
Item 601          Exhibits
Item 701 Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities
Item 702          Indemnification of Directors and Officers





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Item 101          Description of Business

         The present management of the Company has no personal knowledge of operations of the Company prior to February, 1999.1 However, Company records and other materials are relied on to disclose the general history of the Company for the time period before February, 1999. Present management has knowledge of the operation of the primary operating subsidiary of the Company prior to February, 1999, but was not present during operations prior to February, 1999.

         There is a substantial doubt concerning the Company's ability to continue as a going concern, as indicated by the losses incurred by the Company revealed by the accompanying financial information in this disclosure document and as noted herein. The Company has operated at a loss during 1999, and anticipates continuing to operate at a loss through at least the second quarter of 2000. There is currently no prospect for profitability from current operations. Except for the influx of working capital in exchange for common stock, as described below (the "Blue Ridge Agreement"), the Company would not have been able to continue operations.

         The Company has experienced accelerating losses from at least mid-1998 and there is no indication in current operations that those losses will not continue, albeit at a slower rate. Currently, there is no prospect for profitability from current operations, although the Company does anticipate being able to continue drastically scaled-down operations through the end of calendar year 2000. The scope of the Company's business has been drastically curtailed starting in mid-1998, as more fully explained below.

         The loss from operations for the six months ended June 30, 1999, was approximately $93,000.00 as operating expenses exceeded revenue for that period. The main components of operating expenses were salaries and payroll taxes and benefits of $67,000.00, contract instructor fees of $19,000.00, bad debts of $8,500.00, legal fees of $11,000.00, rent expense of $39,000.00, depreciation of $8,000.00, and supplies expense of $10,000.00.

         The loss from operations for the twelve month period ended December 31, 1998, was approximately $5,000.00. The main components of operating expenses were salaries and payroll taxes and benefits of $36,000.00, contract instructor fees of $74,000.00, legal and accounting fees of $4,800.00, supplies expense of $10,000.00, telephone expense of $3,700.00, dues and subscriptions of $11,000.00, advertising of $6,700.00, rent of $30,000.00, interest expense of $6,800.00, and depreciation of $12,000.00.

         The Company had income from operations for the year ended December 31, 1997, of approximately $28,000.00. The main components of operating expenses were contract instructors of $92,000.00, supplies expense of $6,600.00, telephone expense of $3,300.00,

--------
         1"The Company" refers to GoThink.Com, Incorporated, the present name of the Company; prior to its' current name, the Company's name was EFO, Inc. The name changes are explained in the text of this Item.

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advertising  expenses  of  $9,600.00,   rent  of  $23,000.00,   depreciation  of
$8,300.00, interest expense of $13,300.00, and legal and accounting fees of $2,600.00.

         The total assets of the Company at June 30, 1999, were $443,683.00, with the primary assets being cash of $202,000.00, accounts receivable of $96,000.00, and property and equipment of $98,000.00.

         The Company's audited financial statements for the year ended December 31, 1999, are not yet completed.

         There is a clear trend in the Company's financial condition which indicates continued losses through the foreseeable future based on current operations.

         The Company has a plan to increase revenues and stem losses, but there is no indication that the Company can maintain present levels of operations beyond the end of calendar year 2000.

         Currently, the Company only operates one small vocational training school in Houston, Texas, with less than fifty (50) students. While the Company has in the past planned to enter other areas of complementary business operations, and while the Company formerly had other areas of business operations, as explained herein, at the present time, and for the foreseeble future, the Company only operates one vocational training site and that is the sole remaining current business operating to produce revenue for the Company and appears to the only source of revenue for the Company for the foreseeable future.

         Currently, revenues from operations are insufficient to fully fund senior management salaries, although basic expenses such as rent, instructor fees, student materials, telephone service, copy service, and other expenses necessary to continue current operations are being paid. However, any reduction in the student census below thirty-five (35) would signal the Company's inability to continue even scaled-down operations. Currently, the student census is forty-five (45).

         The Company plans to increase the volume of business through recruitment of additional vocational students to increase revenue, while continuing to cut costs and overhead. However, even though revenues may increase, and even though substantial cost reductions may be achieved through employee lay-offs, those measures may be insufficient to allow the Company to continue as a going concern.

         The current scope of the Company's business operations is limited, and has substantially contracted in the last four quarters of operations (through March, 2000).

         At present, the Company is engaged in the follow business operations: vocational training for web masters and designers and vocational training for medical assistants, home health aides, medication aides, and certified nurse's aides.

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         The  Company  was  formerly  engaged  in web page  design  and web page hosting. However, the Company has discontinued those operations and cannot accurately forecast when income from present limited operations may enable it to re-enter those businesses.

         The Company also formerly had plans to expand its' vocational educational campus locations to other cities, expand its' web page hosting business, and to engage in re-seller activities under an agreement with Landmark Communications, as explained more fully below. However, none of those former business activities or plans are currently being pursued by the Company and there is no prospect that those activities or plans may be pursued in the foreseeable future. The Company anticipates no revenue from any other operations other than the limited vocational training classes it is currently offering at its' sole campus location in Houston, Texas, for the foreseeable future. And, as is indicated herein, the present limited scope of the Company's business operations may be insufficient to enable the Company to continue as a going concern

         The length of course in the vocational training range from six to fourteen weeks. The Company also has a contractual arrangement to resell T-1, T-3 and DSL phone lines and access as a licensee of Landmark Communications.

         The Company does not presently engage in any business operations in connection with its' agreement with Landmark Communications. The Company cannot accurately forecast when income from present limited operations might enable it to commence operations to take advantage of its' agreement with Landmark. To engage in operations under the Landmark agreement, the Company would be required to commit substantial resources for telemarketing staff, advertising, additional office space and equipment, and additional senior management. Those resources are unavailable to the Company for the foreseeable future. The Company can foresee no prospects for profitably entering any market or business where the agreement with Landmark Communications would lead to revenue for the Company.

         The present limited focus of the Company is in the area of vocational educational training for medical assistants, home health aides, medication aides, and certified nurses' aides. The Company currently operates classes at its' Houston location with a registered student body of less than fifty (50).

         "Medical assistants, home health aides, medication aides, and certified nurse's aides" are health care workers who normally work in a non-intensive home or facility environment, under the supervision of a registered nurse or a doctor. These workers assist patients in a variety of ways, including administering therapy, medications, and assisting the patient in daily life functions. These workers are certified by the State of Texas and are required to obtain a level of certification appropriate to their vocation before being employed by private home health care companies, hospitals, nursing home facilities, or other health care providers.

         As noted, the Company has an agreement with Landmark Communications to act as a reseller of telephone access lines and services. The Company does not presently commit any

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resources or engage in any activities associated with the Landmark agreement.

         The Company's agreement with Landmark Communications is not unique in the industry and is not valued as an asset by the Company. The Company merely has the right to submit contracts for telecommunications services to Landmark for its' approval. Landmark has signed a number of similar agreements with other companies, all of whom would compete with the Company if the Company entered that business under its' agreement with Landmark. If the Company had the resources to take advantage of its' agreement with Landmark, which it does not and will not for the foreseeable future, it would only act as a marketer and would only receive revenues based on its' actual sales of Landmark products and services. The Company has done no forecasting or study concerning the amount of revenues that might be attributable to any efforts it might undertake under the Landmark agreement. The Company has never booked any revenue as a result of the Landmark agreement.

         "T-1, T-3, and DSL" telephone lines are those designed especially for the high-density and high-speed transmission of data in a computer environment. Functioning like modems, except at greatly increased rates of data transmission, these lines and their attendant equipment allow high- speed access to the Internet for both residential and commercial users.

         The Company's present and former business operations may be generally divided into the following areas: (1) web page design, (2) web page hosting, (3) vocational training for web masters and designers, (4) vocational training for medical workers, and (5) reselling Landmark telecommunications services as a licensee.

         At present, the Company is actively pursuing only the vocational training aspects of the planned business. (Numbers 3 and 4 in the preceding paragraph.) Web page design and web page hosting is not presently undertaken and is anticipated to resume no earlier than the first quarter of 2001, if at all. At present, if current trends continue with the Company's revenues and profitability, there is no indication that the Company will be able to expand into any new or former areas of operations at any time. The Company presently has inadequate capital to take advantage of its' contract with Landmark and does not actively pursue that business. Presently, the Company offers only vocational training for medical workers and web page designers and webmasters.

         The Company presently offers classes for medical workers in the areas set out above for those students to receive accreditation in the areas of study so as to be qualified for employment. The Company also offers classes in web design and webmaster hosting. In the area of web page design and webmasters, there is no national standard accreditation, and the Company's training is merely a "resume building" and practical training alternative for those students wishing to enter those fields with private employers.





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         There are at least seven (7) competitors in the Houston metro area, not counting "traditional" worker training alternatives such as community colleges, universities, employer- sponsored training, and high schools, offering similar vocational training services at prices competitive with the Company. The Company faces stiff competition for students.

         The Company is one of the country's first accredited educational institutions for web master and design programs. According to statistics compiled by the National Association of Webmasters, the Company is one of two accredited vocational institutions offering web master and design programs in the country. The State of Texas has accredited the Company for all of its' vocational training programs.

         The market for training web designers is extremely competitive, even in this growing field. There are a number of local, regional, and national providers of web design courses and training. Courses in programming and web design are common at every educational level throughout most of the United States. However, the market for workers in this area continues to grow. According to a report in the December 3, 1999, Wall Street Journal, Forrester Research, a research firm in Cambridge, Massachusetts, forecasts that the market for electronic-commerce-consulting services is expected to grow to $64.8 billion by 2003 from approximately $10.6 billion this year. "Electronic-commerce-consulting" includes web site design, web site production, promotion, and operations.

         If demand for these services continues as forecast, and if the "build-out" of the Internet continues as predicted in the popular and financial press, the demand for web designers and webmasters will continue, and possibly grow, for the foreseeable future. The Company's operations and revenues depend on students seeking vocational training in web-based design and operations and, if the number of students grow, then the Company's revenues will grow when and if the Company is able to sustain these operations.

         The only prospect or plan for the Company to continue in business, let alone expand operations or increase revenues, is to increase the vocational training student census. Increasing the student census is the primary course chosen by the Company in its' efforts to continue operations, increase revenue, and attempt to internally finance future operations and expansion.

         However, because of start-up costs and the costs of expansion into new facilities as discussed herein, the Company anticipates operating at a loss for at lease the next three calendar quarters and beyond. Depending largely on new school openings and the operating success of those new facilities, which the Company is unable to complete at present, along with the availability of capital for marketing the school's vocational training services in existing and new markets, such financing not presently being available to the Company, the Company may not be profitable for the next calendar year or for the foreseeable future.

         The Company does enjoy the advantage of other vocational training facilities and operations, however, in that as "fixed costs" are met, the number of students serviced by the facilities adds to the profitability of operations without a substantial increase in those costs. In

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other  words,  the  Company's  capacity  for  students  presently,  and  for the foreseeable future (at least the next calendar year) exceeds the number of students enrolled or realistically expected to enroll.

         The Company was originally organized on July 30, 1954, pursuant to the laws of the State of Utah, with the original charter issued to Bapco Uranium and Oil, Inc. The Company was known as Southwest Border Corporation from 1988 through 1993 and, in 1993, combined with EFO Technologies, Inc. As a result of the combination, the Company changed its' name to EFO, Inc. and changed its' state of incorporation from Utah to Nevada. Present management has no personal knowledge of the Company's operations prior to February, 1999.

         Formerly, through March, 1997, EFO, Inc. developed fiber-optic technology systems for high-volume direct-to-plate image transfer for commercial printing and publishing applications. The Company also developed application and system software which transfers images to film to be used in the graphic arts industry. The Company is no longer in those businesses and hasn't been since the February, 1999, transaction explained below. No revenue is anticipated from these discontinued operations. These operations were discontinued prior to present management joining the Company. Management has no reason to believe that the Company records on which it relies for its' rendition of the "history of operations" is incorrect. No historical financial information is available to present management regarding the Company's operations prior to February, 1999.

         On February 16, 1999, EFO Inc. agreed to issue 2,600,000 shares of its' common stock to acquire two corporations as subsidiaries: Southern Educational Alliance, Inc. (SEA) and Internet Presentations, Inc. (IPI). At the time of the transaction, Mr. and Mrs. Ron Daniels were the sole shareholders and directors of SEA and Mr. and Mrs. Frank Mulcahy were the sole shareholders and directors of IPI. At the time of the February, 1999, transaction, EFO, Inc. had ceased revenue producing operations. As explained below, while IPI was initially included as a subsidiary of the Company, it has since been severed from the Company and no revenues have been recorded in the Company's financial filings with this Form 10SB nor are any revenues anticipated from any prior or future operations of IPI. Except for a loss resulting from unreimbursed expenditures on IPI operations as noted, the Company's operations will have no contribution from IPI in the future.

         The stock in the Company was issued on April, 8, 1999, along with 350,000 shares for fees for professionals and promoters related to the transaction. Mr. and Mrs. Ron Daniels received 1,325,000 shares in the Company and the Company became the sole shareholder of SEA. Mr. and Mrs. Frank Mulcahy received 1,325,000 shares in the Company and the Company became the sole shareholder of IPI.

         The professionals and promoters involved in the offering and the number of shares they received in the offering are: James Skalko (100,000 shares); Blue Ridge Finance Company, Inc. (100,000 shares); Douglas Hackett (100,000 shares); Phil Tannenbaum (30,000 shares); Tom Edwards (20,000 shares); Michelle K. Cain [attorney involved in the preparation of the offering

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materials] (20,000 shares). Additionally, the Daniels and the Mulcahys, as noted
above, would be considered "promoters" of the offering.

         SEA was incorporated on December 10, 1998, in Texas, with Mr. and Mrs. Ron Daniels as the sole shareholders and directors. Prior to the acquisition by the Company, Southern Education Alliance, Inc. (SEA) purchased all of the authority, licenses, equipment, inventory, and personnel of "Southwest Medical Academy" (SMA) effective February 12, 1999. "Southwest Medical Academy" was a sole proprietorship owned by Mr. and Mrs. Ron Daniels and they received their stock in SEA in exchange for the transfer.

         SEA also accepted all of the liabilities of SMA and thereafter conducted the business of the corporation under the trade name "GoThink Tech."

         EFO changed its' name to Think!.Com, Inc. and, thereafter, changed its' name to GoThink.Com Incorporated on June 15, 1999, according to the records of the Secretary of State of the State of Nevada. SEA remained a wholly-owned subsidiary of GoThink.Com, Inc. and continues to do business as "GoThink Tech."

         Think!.Com Incorporated obtained a Certificate of Authority to do business as a foreign corporation in the State of Texas (Charter Number
00125622) on March 15, 1999, and, thereafter, the Texas Secretary of State issued an Amended Certificate of Authority for GoThink.Com, Incorporated, (the new name of the corporation) on June 23, 1999. SEA d/b/a "GoThink Tech" remains a wholly-owned subsidiary of GoThink.Com, Inc. after the amended certificate of authority.

         The Company, through its wholly owned subsidiary Southern Educational Alliance, Inc. doing business as "GoThink Tech," operates the only state accredited proprietary school for web page design in the State of Texas. Though the school also offers training for nurses aides and medical assistants, Go Think Tech is now focusing on web page design and technical training for networks and trying to gain approval to become a Microsoft network training affiliate. The proposal to become an approved provider of the MCSE ["Microsoft Certified Software Engineer"] has not yet been completed for submission to Microsoft. That proposal is scheduled to be completed by June 1, 2000.

         SEA, Inc.'s board of directors intends to change the name of the corporation to "GoThink Tech, Inc." before the end of 1999.

         The Company is preparing to enter the highly competitive industry of telecommunications. The Company has recently signed a contract with LandMark Communications (a partner of Level 3) to become a retailer of T-1, T-3 and DSL phone lines. The Company can now expand the communications division into 26 cities nationwide, along with the expansion of the vocational training schools. However, the operations involving the retailing of high-speed data and voice communications transmission lines is currently suspended until operational revenues from vocational training increase. The retail operation involved in the agreement with LandMark will

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require a substantial outlay in terms of additional  telemarketing personnel and
marketing    expenses.    Until   the   vocational   training   operations   are
self-sufficient, and until the retail operation can be funded from internal revenues, the Company anticipates holding the retail operation involving telecommunications lines in suspense. The Company does not anticipate entering that market actively until sometime during the third quarter of 2000.

         While the Company is engaged in an extremely competitive business in its' vocational training areas, it enjoys an advantage as being the only accredited institution in Texas offering web page design training. Students enrolling in the training programs are allowed to take advantage of various education loans and grants offered by the government and private institutions and the Company is able to take advantage of the steady income stream afforded by those types of students with that type of financial aid.

         In the more traditional vocational training areas (the medical arts areas), the Company is able to compete vigorously in its' market and is benefitting from the current shortage of these types of workers, the elevated need for training to fill current positions in the medical and home health industries, and is able to rely on its' management's historical experience in the industry.

         Vocational training schools are under the jurisdiction of the Texas Education Agency. The Company is currently accredited and in good standing with that agency.

         Vocational training schools are subject to governmental regulations regarding course content, instructor certification, and use of financial aid. Management has experience with this regulatory framework and no problems are anticipated with conducting the Company's vocational training school business within that framework.

         The Company has historically operated with twenty or less full-time employees, though that number will grow if more campuses are opened in accordance with the Company's expansion plan. Additionally, full or part-time telemarketers may be utilized to market the Company's telecommunications business and to reach the potential pool of vocational trainees.

         Telemarketers are persons who are employed by the Company to use telephone communications to supplement or replace traditional marketing efforts. Telemarketers call prospective students and customers and attempt to educate them on the Company's services and enroll them in the Company's programs or sell them the Company's services. At the present time, the Company does not undertake a full-time telemarketing effort and employs no telemarketers.

         Subsequent to acquiring IPI, the Company reached an agreement with Mr. and Mrs. Frank Mulcahy to divest itself of that subsidiary. Mr. Frank Mulcahy has retained 200,000 shares of common stock in the Company, with the balance of 1,125,000 being canceled or converted to options for future purchase. (See Note 2 to Consolidated Financial Statements. Mr. Mulcahy retains options to purchase up to 200,000 shares of common stock in the Company, in 50,000



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increments  beginning  August 1, 2000, and extending  through  February 1, 2002, expiring no later than August 1, 2002.) IPI is not now an operating subsidiary of the Company.

         The Company determined that IPI's operations were not complementary to the main business plan to be pursued by the Company, as outlined above. Basically, the IPI transaction as regards the Company was reversed and treated as not affecting the Company's operations, except for the recording of the expenses associated with IPI during the period IPI was associated with the Company. Mr. Mulcahy surrendered 1,125,000 shares of stock to the Company and retained the options outlined above. No operations of IPI are included in the statement of operations so "discontinued operations" is not an applicable item for disclosure.

         The Mulcahy stock returned to the Company was not treated as treasury stock, as the Company did not anticipate holding it long-term. As described below, the stock formerly held by Mulcahy (1,125,000 shares) is now held by another officer of the Company, Tom Edwards.

         On or about  October  29,  1999,  the  Company,  along  with its  Chief
Executive Officer, Ron Daniels, entered into an Agreement with Blue Ridge Finance Company, Inc. (hereinafter referred to as the "Agreement.") In that Agreement, Blue Ridge agreed to make an additional capital investment in the Company of $200,000.00, in two installments of $100,000.00 each, the second installment to be made on or before January 30, 2000. The additional capital contribution was necessary for the Company's continued operations. Blue Ridge made the initial installment of $100,000.00.

         In the Agreement with Blue Ridge, the Company agreed to issue additional stock to Blue Ridge in such amount so that Blue Ridge would have fifty one percent (51%) of all outstanding common stock of the Company. Additionally, the Company agreed that Blue Ridge would have the ability and the right to appoint a majority of the Board of Directors. Mr. Daniels was guaranteed a salary of $5,000.00 per month, as was Mr. Edwards, the Chief Operating Officer. Mr. Daniels was also assigned the right to recover his business-related expenses and thirty percent (30%) of the net profits of the subsidiary, payable quarterly in stock or cash, at the discretion of the Company. The Agreement provided that Mr. Daniels would be the Chief Operating Officer of the Company and that Mr. Edwards, by future Board action, would be elected Chief Executive Officer. Mr. Daniels was also awarded a ten year employment contract with the Company, on the terms set out above, with a provision that he would not be terminated from employment except for "cause." ("Cause" was defined to mean "criminal acts, fraud, gross negligence, or breach of fiduciary duty.) Additionally, the Agreement with Blue Ridge provided that Mr. Daniels would receive "restricted stock" in such amount so that Mr. Daniels would own, after the Agreement, a total of 2,500,000 shares in the Company. Further, Mr. Daniels obtained an option in the Agreement to purchase all of the outstanding stock in the subsidiary and obtain sole ownership of the subsidiary by returning to the Company ninety percent (90%) of the shares of the Company owned by him. The Agreement with Blue Ridge provided that the additional capital funds provided by it would be used by the Company for payment of corporate expenses and future operations. The Company agreed to pay Blue Ridge a monthly consulting fee of $5,000.00 for a period of three years from the date of the Agreement. The Agreement also provided that the executive offices of the Company would be moved to Florida, at the pleasure of the Board of Directors. The Agreement with Blue Ridge was made under Florida law.

         Mr. Edwards has not yet been elected by the Board to the office of Chief Executive Officer but it is anticipated that he will be so elected in January, 2000.

         On October 29, 1999, the Company's Board of Directors approved a resolution approving the Agreement with Blue Ridge, and issuing stock as follows:

                  Ron Daniels                      1,175,000
                  Tom Edwards                        875,000
                  Jennifer Brenner                   500,000
                  Blue Ridge Finance Co., Inc.    10,000,000

         Also on October 29, 1999, the Board approved a resolution electing Ms. Jennifer Brenner to the Board of Directors of the Company, where she joined Mr. Edwards and Mr. Daniels as directors.

         The Board of the Company also approved a resolution on October 29, 1999, approving the transfer of the shares of stock previously owned by Frank Mulcahy represented by treasury certificate number 10157 (1,125,000 shares) to Tom Edwards. Mr. Edwards, as a result of that Board action, now owns 2,000,000 shares of the Company.

         Finally, on October 29, 1999, the Board also approved the issuance of 150,000 shares of common stock to Mr. Ernest Zepeda.

         Mr. Zepeda, Mr. Daniels, Mr. Edwards, Ms. Brenner, and Mr. Zepeda were all issued stock to compensate them in lieu of cash for services rendered and to be rendered to the Company and to ensure their continued association with and employment by the Company. Mr. Daniels' additional stock was also issued to ensure his tenure as an officer of the Company and as part of his employment agreement with the Company, described above.

         The Company is not required by its' by-laws to prepare or deliver regular annual reports or annual audited financial statements to security holders or shareholders of any type and the Company has no plans to send those reports in the future unless required by law or regulation. Financial information is available to shareholders from the Company at its' offices.

         The Company will continue to file required reports with the Securities and Exchange Commission, as required, and those reports will be available to the public and to shareholders at the SEC offices and from the Company.

Item 102          Description of Property

         Property Location

                  The Company maintains an office at 6429 Richmond Avenue, Suite 610, Houston, Texas, with its' Executive Offices at Post Office Box 953754, Lake Mary, Florida 32795-3754. The Company's property consists of general office equipment, telephone and computer systems, and office furniture. The property is periodically updated, replaced, or repaired.

         Investment Policies

                  The Company has no "investment policy" and does not invest available funds, instead using all available funds for operations. Further, the Company does not invest in real estate or securities of any type. The Company's business plan does not provide for any investments in any securities or real property for investment purposes. For the foreseeable future, all Company funds will be used for operations and expansion.

Item 103          Legal Proceedings

         The company currently has no ongoing legal proceedings

Item 201          Market for Common Stock and Related Stock Matters

         The principal market for the Company's securities is the general public market maintained by the NASDAQ "Over the Counter Bulletin Board" system ("OTC:BB"). The symbol for the Company's stock is "TNKC."

         The high bid and low bid range since March 22, 1999, through September 27, 1999, is as follows:

                  High bid:         5.00000
                  Low bid:          0.01200

         Historical high bid and low bid range (last two years):

                                     High                      Low

         1st quarter 1997           $.1875                    $  .00
         2nd quarter 1997           .03120                    .03120
         3rd quarter 1997           .03120                       .02
         4th quarter 1997              .02                       .01

         1st quarter 1998              .02                       .01
         2nd quarter 1998              .02                    .00781

         3rd quarter 1998              .01                       .01
         4th quarter 1998              .01                      .006

         The   source   of  high   bid  and  low  bid   information   are   from
over-the-counter market quotations and those quotations likely reflect inter-dealer prices, without retail mark-up, mark- down, or commission and may not reflect actual transactions. The actual figures represented herein are taken from INVESTools as of September 27, 1999.

         There are approximately 1120 holders of common stock in the Company. There are no holders of preferred stock.

         There are 19,346,016 shares of common stock outstanding. There are 926,887 free- trading shares of common stock. There are three (3) shareholders hold five percent (5%) or more of the outstanding common stock of the Company:

                  Blue Ridge Finance Company, Inc.   10,000,000       51.69%
                  Tom Edwards                         2,000,000       10.34%
                  Ronnie Daniels and Sheila Daniels   2,500,000       12.92%

         No cash dividends have been declared by the Company and none are anticipated. The Company's policy for the foreseeable future is to use any available funds for expansion and operations.

Item 202          Description of Securities

         GoThink.Com, Inc. is authorized to issue up to 50,000,000 shares of common stock. The holders of common stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. At present, by agreement with the Company and in exchange for the payment of additional capital as described herein, Blue Ridge Finance Company, Inc. controls a majority of the outstanding stock of the Company and is entitled to control the election of a majority of the Board of Directors.

         Holders of GoThink.Com, Inc. common stock are entitled to receive such dividends as the Board of Directors may from time to time declare to be paid in accordance with Nevada law and if the company has sufficient surplus or net earnings. GoThink.Com, Inc. has never paid cash dividends and seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

         Go Think. Com is authorized to issue up to 5,000,000 shares of preferred stock to be issued with such rights, preferences and designations and in such series as determined by the Board of Directors.

         As described in Item 101, on or about October 29, 1999, the Company, along with its Chief Executive Officer, Ron Daniels, entered into an Agreement with Blue Ridge Finance Company, Inc. (hereinafter referred to as the "Agreement.") In that Agreement, Blue Ridge agreed to make an additional capital investment in the Company of $200,000.00, in two installments of $100,000.00 each, the second installment to be made on or before January 30, 2000. The additional capital contribution was necessary for the Company's continued operations. Blue Ridge made the initial installment of $100,000.00. This infusion of operating capital was necessary to continue operations. In the Agreement with Blue Ridge, the Company agreed to issue additional stock to Blue Ridge in such amount so that Blue Ridge would have fifty one percent (51%) of all outstanding common stock of the Company. Additionally, the Company agreed that Blue Ridge would have the ability and the right to appoint a majority of the Board of Directors. By action of the Board of Directors on October 29, 1999, Blue Ridge was issued 10,000,000 shares of common stock in the Company. Other persons, as described in Item 101, were also issued substantial shares of common stock in the Company at the same meeting of the Board of Directors.

         The Company believes that the "Blue Ridge transaction" was exempt from registration, as further explained in Item 701.


Item 303          Management's Discussion and Analysis or Plan of Operation

         The Company is a "small business issuer" that has had revenues from operations in the last fiscal (calendar) year and has furnished financial statements in conjunction with this filing. The Company has elected to provide all information regarding its plan of operation for the next twelve (12) months in narrative form and includes this section - Management's Discussion and Analysis or Plan of Operation - pursuant to Regulation ss.228.303.

         Pursuant to alternative 3, Part I, "General Instructions" regarding the use of Form 10SB, the Company has chosen the "disclosure model" which includes the information required by Items 101, 102, 202, 303, 401, 402, 403, and 404 in the Form 10SB. That information is contained in this document.

         The Company has operated at a loss during 1999, and anticipates continuing to operate at a loss through the second quarter of 2000. Except for the influx of working capital in exchange for common stock, as described above (the "Blue Ridge Agreement" detailed in Item 101), the Company would not have been able to continue operations.

         Management currently has expansion plans for the operating subsidiary. Although the plan is to expand steadily, if the current laws governing proprietary schools change this could impede the Company's progress. No change in the current regulatory or statutory environment in Texas is anticipated for the foreseeable future. The Texas legislature meets once every two years, the next such session not being scheduled until the year 2001.

         The Company is currently operating a school only in Houston Texas. However, the Company has acquired lease space and some office equipment for a second campus in the Dallas, Texas, area. The Dallas campus is not currently being organized. The Company is not currently scouting locations for possible campuses in any other area and there is substantial doubt as to whether the Dallas school can be opened. The Company has retrieved its' furniture and equipment from the Dallas location and all expansion plans for that market are currently on hold. The Company is currently attempting to maintain an expansion schedule of one school a quarter, though that goal has not been reached and it appears doubtful that the goal can be reached under current conditions. Unless revenue substantially increases there will be no expansion. The telecommunications division of the operating subsidiary is currently not operating in the retail resale of high-speed voice and data lines under its' agreement with LandMark.

         In the short-term, the expansion of the vocational training campuses will allow the Company to enjoy an increased cash flow. Failure to bring campuses online in a timely fashion will adversely affect cash flow and could impede operations and the expansion plan. Expansion is planned to be funded from operations, with no infusion of capital, either equity or loaned funds, anticipated, after the completion of the infusion of capital by Blue Ridge Finance Company, Inc., described herein. Blue Ridge's financial obligation to the Company is capped at $200,000.00, of which approximately $100,000.00 is still outstanding and due the Company before January 30, 2000. The Company has no available line of credit from any financial institution and operates only from earned revenues.

         The Company has not operated at a profit since current operations commenced in February, 1999. Until the Company can increase revenues and operating profits, there will be no expansion of locations or expansion of operations outside the vocational training classes as explained above.

         As described in Item 101, on or about October 29, 1999, the Company, along with its Chief Executive Officer, Ron Daniels, entered into an Agreement with Blue Ridge Finance Company, Inc. (hereinafter referred to as the "Agreement.") In that Agreement, Blue Ridge agreed to make an additional capital investment in the Company of $200,000.00, in two installments of $100,000.00 each, the second installment to be made on or before January 30, 2000. The additional capital contribution was necessary for the Company's continued operations. Blue Ridge made the initial installment of $100,000.00. This infusion of operating capital was necessary to continue operations.

         If the employment trend in the medical arts community and home health care industry declines drastically in Texas, the Company would experience a downturn in demand for those vocational courses. Likewise, if the employment trend in web design and related industries declines, the Company's vocational offerings in those areas would likewise decline.

         Currently, there is strong demand in Texas and nationwide for vocational training in the areas in which the Company is accredited. Its' main operation is located in Houston, Texas, the nation's fourth largest city, with a concentration of medical and Internet activity.

         The main challenges facing the Company with respect to revenues, earnings, and liquidity would be in the areas of general employment trends, problems with vocational accreditation, and problems with the administration of financial aid for student tuition. The Company anticipates no problems in these areas in the short term.

         The Company has working capital of $202,448 at June 30, 1999. For the six months ended June 30, 1999 the Company recorded a consolidated net loss of $246,182. The Company recorded net income of $379,221 and the subsidiary had a net loss of $625,403 for a total net loss of $246,182. Included in the subsidiary's loss is a one-time acquisition cost of $619,121 related to the reverse acquisition between the Company and SEA. Assets of the Company at June 30, 1999 (excluding intercompany items) are $293,146 and the subsidiary's assets are $150,537 for total consolidated assets of $443,683. Liabilities of the Company at June 30, 1999 are $82,208 and the subsidiary's liabilities (excluding intercompany items) are $60,703 for total consolidated liabilities of $142,911.

         The Company recorded a loss (bad-debt related party expense) of $201,109 for funds advanced to and expenses paid on behalf of its' former subsidiary, IPI. Those funds will not be repaid or recovered by or from IPI. Frank Mulcahy, who received all of the stock in the IPI subsidiary from the Company when the Company divested itself of that entity, will not be required to refund or repay any of the funds previously advanced or paid on behalf of IPI by the Company. Mr. Mulcahy was, as part of the transaction, and as explained in
Item 101, required to relinquish most of his shares in the Company in exchange for the subsidiary stock.

         As noted in Item 101, Mr. Mulcahy was awarded options to purchase common stock in the Company in the future. The Company considered SFAS 123 and is aware of the disclosure requirements relating to options and warrants in future filings. The options to Mr. Mulcahy were granted in August, 1999. Using the Black-Sholes model, the options have an estimated value of approximately $102,000.00.

         Net revenue for 1998 was $200,357 compared with $205,888 for 1997. Operating expenses for 1998 were $205,415 compared with $177,424 for 1997. The increase for 1998 related mainly to higher labor costs and higher supply costs. (All revenue and expense comparisons are with the prior operations of the subsidiary of the Company and do not include any operations of either EFO, Inc. or IPI.)

         The increase in accounts receivable in 1999 is due to expanded sales activity with many of the sales taking place near June, 1999; these accounts were not paid prior to June 30, 1999, thus explaining the relatively large receivables balances. The increase in allowance is a function of total accounts receivable. Increase in prepaid items is a result of advertising items that the Company is utilizing to attract students and expand operations. Accounts payable have increased due to expanded operations and assuming some liabilities related to the "reverse acquisition" involving EFO. PP & E has increased as the Company has purchased more equipment to expand the training operations into Dallas and other future locations. Deferred revenue has increased due to many sales taking place near June, 1999, and thus revenue is not yet earned.

         The expansion plan to be undertaken by the Company will be executed on a "funds available" basis, meaning that if the Company cannot generate revenues to sustain expansion, the expansion will likely not take place. If revenues do not provide sufficient cash flow to sustain expanded operations, the expansion plans will not materialize to generate additional revenue for the Company. The change in the Company's financial fortunes are directly tied to expansion and the ability to internally finance that expansion. Blue Ridge Finance Company, Inc. has indicated it will not finance further operations beyond its' current contractual obligation to do so. (See explanation of transaction with Blue Ridge in Item 101.)

         The Company believes that an increase in student enrollment and continued cost-savings in fixed expenses will allow it to finance expansion from internal revenues. However, if enrollment does not increase to a level sufficient to generate the required revenue for expansion, then expansion will not take place.

         There are no formal acquisition agreements or contracts with third parties regarding the Company's plan to attempt to expand at the rate of one school per quarter.

         The Company does not anticipate any problem arising from its' software or hardware, or any of its' internal operating systems maintained by it, as a result of the Y2K problem and, in fact, experienced no problems as a result of the Y2K situation. All of the Company's computer systems have been checked for Y2K compliance, as has the retail software which is run on them. The Company keeps current with all updates and revisions with all software that the Company currently uses. The Company has a policy of continuing to monitor this situation and will coordinate its' operations and remedial measures, if any, with its' software vendors to assure Y2K compliance, should any issues arise in the future.

         The Company experienced no problems associated with the "Y2K" issue and suffered no downtime or hardware or software failures or difficulties associated with that situation.

         The Company has expended no funds on Y2K compliance, as all of its' software and hardware is compliant or was fixed without charge by its' vendors. Company employees, as part of their regular duties, monitored and continue to monitor Y2K compliance of all Company software and hardware. The Company expects to expend no funds on Y2K compliance outside normal employee salaries.

Item 304 Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

         The Company's accountants have been Smith & Company. No change in accountants has occurred since February, 1999. Current management is unaware of the identity of former accountants of the Company prior to that time.

         The Company has no proposed changes to the audited financial statements prepared by its' accountants and has no disagreements with its' accountants or with any former accountants employed or engaged by the Company. No accountant has been dismissed or has resigned from employment or engagement by the Company since current management assumed control of operations in February, 1999.


Item 310          Financial Statements

                  See attached.

         The Company had working capital of $202,448 at June 30, 1999. For the six months ended June 30, 1999 the Company recorded a consolidated net loss of $246,182. The Company recorded net income of $379,221 and the subsidiary had a net loss of $625,403 for a total net loss of $246,182. Included in the subsidiary's loss is a one-time acquisition cost of $619,121 related to the reverse acquisition between the Company and SEA. Assets of the Company at June 30, 1999 (excluding intercompany items) are $293,146 and the subsidiary's assets are $150,537 for total consolidated assets of $443,683. Liabilities of the Company at June 30, 1999 are $82,208 and the subsidiary's liabilities (excluding intercompany items) are $60,703 for total consolidated liabilities of $142,911.

         Net revenue for 1998 was $200,357 compared with $205,888 for 1997. Operating expenses for 1998 were $205,415 compared with $177,424 for 1997. The increase for 1998 related mainly to higher labor costs and higher supply costs. (All revenue and expense comparisons are with the prior operations of the subsidiary of the Company and do not include any operations of either EFO, Inc. or IPI.)

Item 401          Directors, Executive Officers, Promoters and Control Persons

         GoThink.Com, Inc.

         Directors:                 Ron Daniels, age 38
                                    Thomas Edwards, age 31
                                    Jennifer Brenner, age 24

         Executive Officers:        C.E.O. and President         Ron Daniels
                                    Chief Operations Officer     Thomas Edwards

         Southern Educational Alliance, Inc. (subsidiary) d/b/a "GoThink Tech"

         Directors:                 Ron Daniels
                                    Thomas Edwards

         Executive Officers:        C.E.O. and President        Ron Daniels
                                    Chief Operations Officer    Thomas Edwards

         The terms of office for the officers and directors of the Company and its' subsidiary are annually for directors and at the pleasure of the Board of Directors for officers. Blue Ridge Finance Company, Inc. controls a majority of voting common shares in the Company and will control the composition of the Board and the election of its' members by virtue of the agreement between the Company and Blue Ridge, as detailed in Item 101.

         Mr. Daniels and Mr. Edwards will, at some point after January 1, 2000, exchange titles in the Company, with Mr. Edwards becoming CEO and Mr. Daniels becoming COO. The officers of the subsidiary will remain the same.

         Frank Mulcahy was formerly an officer of GoThink.Com, Inc. and was a director of that entity. When IPI was divested by the Company, Mr. Mulcahy ceased serving as an officer or director of GoThink.Com, Inc. Mr. Mulcahy was never an officer or director of the other subsidiary, SEA.

         There are no other "significant employees" whom the Company expects to make a significant contribution to the business and there are no family relationships between Mr. Edwards and Mr. Daniels.

         Mr. Daniels has been involved as senior executive officer of Southern Educational Alliance, Inc. and its predecessor, Southwest Medical Academy, since their inception. He has experience in the vocational training environment as an executive, owner, and manager. Mr. Edwards is an independent businessman with a variety of experience in small public and private companies.

         Neither Mr. Edwards nor Mr. Daniels have filed for bankruptcy relief within the last five years. Neither Mr. Edwards nor Mr. Daniels have been sued in the last five years, and have not been the subject of any enforcement or regulatory enforcement action by any state or federal agency within the last five years, and are not now involved in any such proceedings. Neither Mr. Daniels or Mr. Edwards have ever been convicted of a felony or a crime involving moral turpitude and are not now involved in any such proceeding. Neither Mr. Edwards nor Mr. Daniels have ever been subject to any order, judgment, or decree of any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities. Neither Mr. Daniels nor Mr. Edwards have ever been accused or found by a court of competent jurisdiction, the SEC, or the

Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Item 402          Executive Compensation

         The Company has two executive officers: Ron Daniels and Tom Edwards. Mr. Daniels is the CEO. These two comprise the Company's most highly compensated executives. There are no other individuals who are executive officers.

         There is no stock appreciation plan (SAR) in place in the Company. There is no long term compensation plan in place in the Company. The executive officers do not hold and are not compensated by warrants or options in the stock of the Company.

         The executive officers receive compensation only in the form of annual monetary compensation and reimbursement of expenses, however, both Mr. Daniels and Mr. Edwards have been awarded additional shares of stock in the Company to ensure their continued employment and affiliation with the Company. Those transactions are detailed above. The executive officers receive no bonuses and no bonus plan is in place in the Company.

         Since February, 1999, the executive officers of the Company received the following compensation:

                                   Salary    Reimbursement for Expenses

                  Ron Daniels      $10,000         --
                  Tom Edwards      $13,500         -

         Further, Mr. Daniels and Mr. Edwards have been awarded additional shares of stock in the Company to ensure their continued employment and affiliation with the Company. Those transactions are detailed above in Item 101 and below in this Item.

         The   directors  of  the  Company  are  not   compensated   except  for
reimbursement of expenses for attending meetings.

         Mr. Edwards does not have an employment contract or agreement with the Company, except for certain terms contained in the Agreement with Blue Ridge Finance Company, Inc., as explained in Item 101 and below.

         Mr. Daniels has an employment agreement with the Company. That employment agreement was reached as part of the October 29, 1999, Agreement with Blue Ridge Finance Company, Inc. Mr. Daniels was guaranteed a salary of $5,000.00 per month, as was Mr. Edwards, the Chief Operating Officer. Mr. Daniels was also assigned the right to recover his business-related expenses and thirty percent (30%) of the net profits of the subsidiary, payable quarterly in stock or cash, at the discretion of the Company. The Agreement provided that Mr. Daniels would be the Chief Operating Officer of the Company and that Mr. Edwards, by future Board action, would be elected Chief Executive Officer. Mr. Daniels was also awarded a ten year employment contract with the Company, on the terms set out above, with a provision that he would not be terminated from employment except for "cause." ("Cause" was defined to mean "criminal acts, fraud, gross negligence, or breach of fiduciary duty.) Additionally, the Agreement with Blue Ridge provided that Mr. Daniels would receive "restricted stock" in such amount so that Mr. Daniels would own, after the Agreement, a total of 2,500,000 shares in the Company. Further, Mr. Daniels obtained an option in the Agreement to purchase all of the outstanding stock in the subsidiary and obtain sole ownership of the subsidiary by returning to the Company ninety percent (90%) of the shares of the Company owned by him. The Company agreed to pay Blue Ridge a monthly consulting fee of $5,000.00 for a period of three years from the date of the Agreement

         There is no "buy-sell" agreement in place with respect to any officers or any other shareholders and the Company, except to the extent that Mr. Daniels has the option outlined above regarding the ownership of the subsidiary.

         The Company has no policy regarding severance pay or benefits or compensation for retirement or longevity of service.

Item 403          Security Ownership of Certain Beneficial Owners and Management

                  Blue Ridge Finance Company, Inc.            10,000,000
                  Tom Edwards                                 2,000,000
                  Ronnie Daniels and Sheila Daniels           2,500,000

         There are no agreements or arrangements that may lead to a change in control of the Company. The Company is controlled by its' majority stockholder, Blue Ridge Finance Company, Inc. No holder listed above has been granted or owns any warrants, options, or conversion privileges to purchase additional shares or convert its' shares to any other class or for additional stock in the Company. Frank Mulcahy does own options to purchase shares of common stock in the Company, but those total less than one percent of the outstanding stock of the Company and are described above.

         The Company is effectively controlled by Blue Ridge Finance Company, Inc., the holder of a majority of outstanding common stock. That control was granted in exchange for the infusion of capital for operations in an Agreement dated on or about October 29, 1999, as detailed in Item 101.

Item 404          Certain Relationships and Related Transactions

         The only covered transactions involving the Company and its' officers, directors, nominees, or beneficial interest holders or stockholders are as noted above (and described again below) involving the transfer of SEA stock to the Company and the issuance of shares to StockPlayer.Com, Inc. for its' services.

         As  noted  above,  on  February  16,  1999,  EFO Inc.  agreed  to issue
2,600,000 shares of its' common stock to acquire two corporations as subsidiaries: Southern Educational Alliance, Inc. (SEA) and Internet Presentations, Inc. (IPI). At the time of the transaction, Mr. and Mrs. Ron Daniels were the sole shareholders and directors of SEA and Mr. and Mrs. Frank Mulcahy were the sole shareholders and directors of IPI.

         The stock in the Company was issued on April, 8, 1999, along with 350,000 shares for fees for professionals and promoters related to the transaction. Mr. and Mrs. Ron Daniels received 1,325,000 shares in the Company and the Company became the sole shareholder of SEA. Mr. and Mrs. Frank Mulcahy received 1,325,000 shares in the Company and the Company became the sole shareholder of IPI.

         The professionals and promoters involved in the offering and the number of shares they received in the offering are: James Skalko (100,000 shares); Blue Ridge Finance Company, Inc. (100,000 shares); Douglas Hackett (100,000 shares); Phil Tannenbaum (30,000 shares); Tom Edwards (20,000 shares); Michelle K. Cain [attorney involved in the preparation of the offering materials] (20,000 shares). Additionally, the Daniels and the Mulcahys, as noted above, would be considered "promoters" of the offering.

         The professionals involved were Ms. Cain, who provided legal services. Shares were issued to her based on the fair market value of those services.

         Blue Ridge Finance Company, Inc., Mr. Hackett, and Mr. Edwards were issued shares for commercial services relating to the organization of the offering and the shares issued to them initially were based on the fair market value of those services.

         The holdings of StockPlayer.Com, Inc. were issued by the Company in exchange for anticipated services pursuant to a written contract and the shares issued to initially were based on the fair market value of those services. However, that contract has been terminated by the Company and the shares to be transferred to StockPlayer.Com, Inc. have been put on hold pending a decision by the board of directors regarding the disposition of that stock and further legal action by the Company.

         In the case of shares issued to officers, promoters, and professionals, the liability for compensation expense was recorded based on fair market value of the services rendered. The stock issued at the time of the reorganization transaction (February, 1999) was issued to retire the liability in the amount of approximately $215,000.00. The Company considered SFAS 123, Accounting for Stock Based Compensation, when it compensated certain owners of EFO, Inc. to finalize the reorganization of the Company as well as the officers, promoters, and professionals. The shares issued to Mr. Daniels and Mr. Mulcahy, as described above, was for the exchange of stock in their companies.

         There are no other transactions, or proposed transactions, to which the Company was or is to be a party in which any officer, director, or nominee for officer or director, or any security holder, or any immediate family member of any of those classes of persons, was to be involved, except as noted.

         Certain owners of EFO, Inc. stock at the time of the acquisition of SEA were given stock in the Company to reflect the reorganization of the Company under its current business plan. Those persons were given stock by virtue of their position as directors, officer, creditors, or shareholders of EFO, Inc. The Company issued 215,731 shares of common stock to those persons for this purpose.

Item 405          Compliance with Section 16(a) of the Exchange Act

         Not applicable to the Company.

Item 501          Front of Registration Statement and Outside Front Cover of
                  Prospectus

                  See attached.

Item 502          Inside Front and Outside Back Cover Pages of Prospectus

                  See attached.

Item 503          Summary Information and Risk Factors

         "Risk factors" are the following:

         (i) The Company is a "development stage company" with limited operating history and unpredictability of future revenues. As demonstrated in the financial statements, notes, and the text of this disclosure the Company has an extremely limited operating history and there is insufficient information to predict future revenues. Past operating history indicates that the data generated by the Company is insufficient to make projections which are reliable and that the probability of future operations being profitable is extremely doubtful.

         (ii) The Company has a dependence upon current management with no assurances of management successfully executing the Company's business objectives or sustaining any growth. The current management has not been able to generate net profits from operations and there is no likelihood of present management being able to generate net profits from operations.

         (iii) The Company is subject to the voting control of management and one majority shareholder (Blue Ridge Financial) with no ability of investors to effect a change of the Company's Board of Directors or management. See the discussion of the Blue Ridge agreement, supra.

         (iv) There are no assurances of the Company's profitability or of the payment of any dividends. The Company has not generated any net profits for the past calendar year and there is no assurance that any net profits will be generated under the Company's plan of business.

         (v) The Company is unable to place any reliance upon and assumes the unreliability of the projected financial information contained or referenced herein, and specifically, would note that there can be no assurance that the projected results can or will be realized or that actual results will not be materially different therefrom.

         (vi) There are no audited financial statements at the time of the offering.

         (vii) There is a strong possible inability to repay any outstanding obligations when due.

         (viii) There is no escrow of offering proceeds.

         (ix) The Company has a present need for additional capital to achieve long-term goals with no assurances that any such capital will be available or, if available, upon terms acceptable to the Company.

         (x) There is substantial uncertainty of governmental regulation of the Internet and the Company's business and that will severely and negatively impact the Company's ability to do business under its present business plan.

         (xi) The Company and management have extremely limited marketing and related experience.

         (xii) There are potential conflicts of interest between members of management and the Company with no policy established for conflict resolution; reliance upon judgment of management to resolve conflicts, and such conflicts include the personal interest in ownership of the subsidiary as set out in and involving the Agreement between the Company, Ron Daniels, and Blue Ridge Finance Company, Inc. and, further, the financial interest of the executive officers, directors, and current shareholders in Company operations as reflected by the share ownership and related degree of control of the operations of the Company.

         (xiii) The majority of financial risk of the Company's operations are on the investors.

         (xiv) There is possible and probable illiquidity of an investment in the Common Shares of the Company with no assurance of any market for those shares.

         (xv) There are no assurances of the Company ever successfully effecting another private placement or any public offering of its securities or that an active public market for its securities will ever be sustained.

         Additionally, the Year 2000 issue may interfere with the Company's ability to perform major business functions in its' web design and web hosting businesses, as well as interfere with administrative functions in the vocational school and telecommunications divisions. While no software or hardware problems have been identified to date, the Company has not been active in these business areas since January 1, 2000, and such problems could arise and interfere with Company operations when and if those areas are resumed. The Company does not anticipate any problem with its' computers or software arising from the Y2K issue, but cannot anticipate whether its' vendors, students, customers, or the government will be Y2K problem-free. Specifically, government financial aid for students, web server operations, line communications and availability, and banking functions may be deficient and adversely impact the Company's ability to do business and be timely compensated because third parties responsible for those operations are not Y2K compliant.

         As a result of third party failure to be Y2K compliant, the Company could lose revenues, (up to seventy percent (70%)) for a term longer than six months, or permanently, lose its' ability to timely pay outstanding invoices from suppliers, lose students and customers, and suffer an interruption in its' operations that would threaten the viability of the Company as a going concern. (See the Company's position on Y2K issues, supra, Item 303.)


         Summary Financial Information and Key Ratios

                                                     6/99              12/98            12/97             12/96
         Total Revenue                               153               200              206               79
         Operating Income (Loss)                     (93)              (5)              28                3
         Income (Loss) before income
                  taxes and Extraordinary Item       (913)             (12)             15                3
         Net Income (Loss)                           (246)             (12)             15                3
         Income (Loss) per share                     ($.06)            ($.00)           $.00              $.00
         Total Assets                                444               73               70                23
         Current Portion of Notes
         Payable and Long-Term Debt                  15                40               40                4
         Notes Payable and Long-Term
                  Debt, Less Current Portion         0                 0                0                 0

         Total Stockholders' Equity
                  (Deficit)                          301               (7)              4                 8
         Dividends Declared and Paid                 0                 0                19                0

                  ***All amounts in thousands, except per share amounts.***

Item 504          Use of Proceeds

                  See attached. The private offering circular is incorporated herein.

Item 505          Determination of Offering Price

                  See attached. The private offering circular is incorporated herein.

Item 506          Dilution

                  See attached. The private offering circular is incorporated herein.

Item 507          Selling Security Holders

                  See attached. The private offering circular is incorporated herein.

Item 508          Plan of Distribution

                  See attached. The private offering circular is incorporated herein.

Item 509          Interest of Named Experts and Counsel

                  See attached. The private offering circular is incorporated herein. No expert or counsel as defined in the applicable regulations received shares or other compensation in excess of fifty thousand dollars ($50,000.00) for services involved in the offering of the stock of the Company.

Item 510 Disclosure of Commission Position on Indemnification for Securities Act Liabilities

         The Company has made no agreement with any officer, director, or "control person" providing for indemnification against liability under the Securities Act.

Item 511          Other Expenses of Issuance and Distribution

                  See attached. The private offering circular is incorporated herein.

Item 512          Undertakings

                  Not applicable to the Company.

Item 601          Exhibits

                  See attached list.


Item 701 Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

         The Company has "sold" unregistered securities outside the offering described herein in the form of a transfer of shares to Blue Ridge Finance Company, Inc., and certain officers and directors as described herein. (The transaction with Blue Ridge Finance Company, Inc. is described in Items 101, 202, and 303.) The Company believes that the October, 1999, transactions with Mr. Daniels, Mr. Edwards, or Ms. Brenner constitute "sales" for the purposes of this Item, and the sale price of the shares were intended to, at least, partially, reflect compensation for past, current, and future services as well as the extension of needed financing by Blue Ridge. The Company believes that such transaction was exempt from registration under federal securities laws pursuant to the Securities Act of 1933, Regulation D, Rule 505. See 15 U.S.C. ss.77d(2); 17 C.F.R. ss.ss.230.502, et seq.

         The Company is not an "investment company" as defined by 17 C.F.R. ss.230.505(a) and the transaction with Blue Ridge constituted a very limited "offering" in that it was made only to a present shareholder (i.e. Blue Ridge) and not offered to the public. The transfer of shares to Blue Ridge as described herein was the product of negotiations between that party and the Company and did not involve an "offering" to any other member of the public or any third party, except for officers and directors as described herein.

         The Company did no advertising or general offering involving the public regarding the shares transferred to Blue Ridge. The "aggregate offering price" of the transaction involving Blue Ridge was less than $1,000,000.00, totaling only $200,000.00. Blue Ridge, as the sole "purchaser" of the shares, constitutes "less than thirty-five purchasers" and Blue Ridge Financial is an "accredited investor" as defined in both state and federal securities statutes and regulations.

         Blue Ridge did not acquire the shares for resale and was aware of the pending registration but present unregistered status of the shares involved in the transaction.

         The transaction with Blue Ridge was not "integrated" with the main offering. See Note, 17 C.F.R. ss.230.502(a). Further, the transaction with Blue Ridge was not part of a part of a single plan of financing, though the transaction did involve the same class of securities and the same type of consideration was received. (However, the officers and directors who received shares in the

Blue Ridge transaction did not pay cash for their shares, as more fully explained hereinabove.) The transaction with Blue Ridge was not made at the same time as the general offering which is the subject of this disclosure and the Blue Ridge transaction, as more fully described herein, was more of an "operating capital" transaction that was not anticipated at the time of the offering.

         Under the Rule 505 exemption, an offer or sale of securities qualifies as an exempt limited offering if (1) it is made by an issuer that is not an investment company [17 C.F.R. ss. 230.505(a)]; (2) it does not exceed an aggregate offering price of $5,000,000, less the aggregate offering price for all unregistered securities sold under any exemption of Section 3(b) or in violation of Section 5(a) of the Securities Act of 1933 within the 12 months before the start of and during the offering of securities [17 C.F.R. ss. 230.505(b)(2)(i)]; and (3) the issuer reasonably believes that there are no more than 35 purchasers of the securities in the integrated offering [17 C.F.R. ss.230.505(b)(2)(ii)].

         In calculating the number of purchasers, a corporation, partnership, or other entity not organized for the specific purpose of acquiring the offered securities is counted as one purchaser [17 C.F.R. ss. 230.501(e)(2)]. Persons classified as accredited investors are excluded from the purchaser calculation [17 C.F.R. ss. 230.501(a) -- definition of "accredited investor"]. Directors, executive officers, and general partners of the issuer are accredited investors, as are individuals having a net worth in excess of specified amounts, and individuals who have had and expect to continue to have income in excess of specified amounts [see 17 C.F.R. ss. 230.501(a) ].

         Ron Daniels, Tom Edwards, and Jennifer Brenner were and are all officers and directors of the Company, did not acquire the shares for resale, and are fully aware of the Company's operations and plan and condition of business. Blue Ridge qualifies as an "accredited investor" and the Company received assurances and representations that Blue Ridge was not organized solely to take part in this transaction. In fact, Blue Ridge has been a shareholder of the Company prior to the transaction described in this Item.

         Under the applicable federal statutes and regulations, the Blue Ridge transaction was an "exempt offering" of the securities of the Company.

Item 702          Indemnification of Directors and Officers

         The Company has no charter provision, by-law, contract, or other arrangement that insures or indemnifies a controlling person, director, or officer of the Company against liability for actions taken in their capacity with the Company, except that the by-laws of the Company may be construed so as to protect the directors and officers of the Company against liability taken on behalf of the Company pursuant to the "business judgment rule."

                                  Exhibit List

Plan of Reorganization
Articles of Incorporation
By-Laws
Agreement with LandMark
Agreement with Blue Ridge Finance Company, Inc.
Computation of Earnings Per Share
Subsidiary of the Registrant
Financial Data Schedule
Accountants' Consent Regarding Opinion on Financial Statements
Additional Exhibits